Filed by Equity Residential

ERP Operating Limited Partnership

(Commission File Nos.: 001-12252

000-24920)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.

(Commission File No.: 001-12672)

Date: June 5, 2026

On June 5, 2026, Mark Parrell, President and Chief Executive Officer of Equity Residential, sent the below FAQs to employees of Equity Residential.

Confidential: Do Not Forward Outside Equity Residential

Since our announcement on May 21, we’ve heard from many of you through our feedback form and ongoing conversations with your managers and HR teams. We’re grateful for your engagement and will continue to communicate transparently as this process moves forward.

This update addresses additional questions raised most frequently over the last two weeks.

BROWSE BY TOPIC New Questions Updated Questions Previous Questions	New Questions

Will the employee housing discount continue?

No changes will be made to the existing housing discount prior to closing. There are plans for the combined company to also offer an employee housing discount. The specific terms are still being finalized, and we will communicate details directly to employees as soon as they are available. We understand how much this benefit means to many of you and are committed to sharing more as quickly as we can.

Need Help? If you can’t find what you’re looking for, we’re here for you.

Will my benefits change?

No changes will be made to your current benefits prior to the closing of the merger. Your existing health, dental, vision, and other benefit plans remain in effect as-is until closing.

Visit the Merger Information Center	Leading up to closing, we will carefully evaluate existing programs, and the combined company will offer a competitive benefits program. We will share details on the post-closing combined benefits package and enrollment timing as they are finalized.
Submit your question

What happens to my equity awards?

Vested EQR equity awards (shares, restricted units and share options) already belong to you and nothing will change in regards to these securities. Unvested EQR equity awards will continue to exist and are subject to the same conditions as to vesting and other terms and conditions as provided under Equity’s Share Plan and the terms of various awards.

Will my years of service carry over to the new company? Will it impact accrued PTO and sick time?

Employee tenure and years of service will be recognized by the combined company.

We are actively working through the details of how long-service benefits will be treated for the combined company. We understand this is important for those approaching eligibility milestones and are committed to communicating directly as soon as decisions are made.

Existing PTO and sick time balances will carry over at closing. Following the closing, the combined company will reevaluate PTO and sick time policies as part of the broader benefits integration, with the goal of maintaining overall value for employees. Details will be shared as decisions are finalized.

How is the integration being managed?

Integration planning is underway, led by associates from both Equity Residential and AvalonBay, working closely together. The goal is to bring the two organizations together thoughtfully, protect the resident experience, and make decisions that reflect the best of both companies. We will share more about the integration structure and timeline as it is established.

Updated Questions

Will you offer severance beneﬁts for employees whose jobs are impacted by the transaction?

Decisions regarding position eliminations or role changes have not yet been made, but severance will be available to employees who are involuntarily terminated due to the merger. Severance is designed to support employees during a transition period and recognize their contributions to the organization.

Merger-related severance benefits, developed with the support of a third-party consultant and based on current market practices, will vary based on level and tenure, reflecting differences in responsibilities and career progression, while also recognizing longer-term contributions to the company. The plan provides accelerated vesting of EQR awards and a range of cash severance benefits by level, expressed in weeks of pay, which includes base salary and prorated target cash bonus where applicable, and is inclusive of additional weeks of pay based on tenure. Severance benefits also include payment of COBRA insurance premiums and outplacement services.

Impacted employees will be communicated with directly as decisions are made, including how the calculations were made. We are committed to treating everyone with respect and transparency throughout this process.

Will the merger affect compensation and employee benefits?

There are no immediate changes to your compensation and benefits prior to the closing of the merger. Your existing health, dental, vision, and other benefit plans remain in effect as-is until closing. Leading up to closing, we will evaluate existing programs carefully and the combined company will offer a competitive benefits program. We will share details on the combined benefits package and enrollment timing as they are finalized.

Will the merger affect bonuses and Long-Term Compensation (LTC) grants for the 2026 fiscal year?

The existing Equity Residential bonus plan will remain in effect for 2026. If the merger closes before the end of 2026, the achieved level of performance through closing will be preserved, and bonuses for the portion of the performance year following the closing will be determined under a framework jointly developed by Equity Residential and AvalonBay. Additional details will be communicated directly to eligible employees as they are finalized.

What happens to my 2026 bonus if my employment ends after the merger closes?

To receive your full 2026 bonus, you generally must remain employed through the normal bonus payment date.

However, if your employment ends after the merger closes and you are eligible for severance benefits, you may still receive a portion of your 2026 bonus. In that case:

•

Your bonus will be prorated based on the amount of time you worked during 2026.

•

The payment will be made in cash.

•

You will need to sign a standard release agreement.

•

Any bonus amount already provided through a severance program will not be paid twice.

• The prorated bonus will be paid within 30 days after the release agreement becomes effective.

When can I start reaching out to my counterparts at AvalonBay?

Until the transaction closes, Equity Residential and AvalonBay will continue to operate as separate, independent companies. We know many of you are eager to meet your future colleagues, and that enthusiasm is exactly the spirit we want to carry into this combination. However, until the transaction closes, both companies are legally required to continue operating independently, which means associates may not initiate outreach to or share information with AvalonBay associates outside of approved integration channels.

Integration teams from both companies are actively being established, and we are building structures for broader connection over time. If you are contacted by someone at AvalonBay or are unsure about a specific interaction, check with your manager or legal team before engaging. That means associates should not begin outreach to or share information with AvalonBay associates unless explicitly directed through approved integration channels.

Nonpublic or competitively sensitive information must not be shared, pursuant to our Antitrust Policy.

Any conversations outside the normal course of business must be approved in writing by Equity’s legal team.

How and when will we hear more?

We are committed to sharing updates as the integration progresses. As decisions are made, you can expect more information through town halls, manager-led conversations, and this FAQ and other resources. You can also visit www.rentingredefined.com for ongoing public information about the transaction.

As always, you can submit questions through the feedback form located on Echo in the Merger Information Center or raise them directly with your manager or HR contact.

Previous Questions

What was announced on May 21?

Equity Residential and AvalonBay have announced an agreement to combine in an all-stock merger of equals to create a new company. The merger brings together two organizations with long-term track records of owning, developing, and operating apartment communities for the long term.

This is an important milestone, but it is also the beginning of a process. The combination is subject to approval by Equity Residential’s shareholders and AvalonBay’s stockholders and is expected to be completed in the second half of 2026. Until then, our day-to-day work and commitment to serving our residents continue as normal.

What is AvalonBay?

AvalonBay is a similarly sized company that owns, develops, and manages apartment communities across the U.S., with more than 300 communities across major metropolitan areas. Our complementary portfolios, operating expertise, and shared commitment to investing in our communities make us a strong fit and support our ability to grow and succeed together.

Why are the companies coming together?

We are confident that the combination creates a fundamentally stronger company that will be better positioned to do more of what we already believe in:

•

Creating more housing at a time when there is a national shortage

•

Building on the investments we already make in our communities and properties

•

Supporting our teams with stronger systems, tools, and resources

By combining complementary portfolios, operations, and financial strength, the combined company will have greater scale and flexibility to grow responsibly, reinvest locally, and attract talent and capital over the long term.

What is an all-stock merger of equals?

This merger is a strategic transaction to combine two similarly sized companies. AvalonBay stockholders will receive 2.793 Equity Residential shares for each share of AvalonBay stock they own (the “exchange ratio”). This transaction structure will provide shareholders of both companies the opportunity to participate in the growth potential of this combination.

Why wasn’t this shared earlier, when there was speculation about a possible transaction?

We understand this question. There is often market speculation about potential transactions involving many companies, including ours. Until a binding agreement is reached, we do not comment.

The agreement was signed yesterday, and we moved quickly to communicate with you this morning. We are committed to communicating openly and consistently as decisions are made and this process moves forward.

What does this mean for me today?

No changes are happening today as a result of this announcement. We know you will have questions about job security, role changes, compensation, benefits, and other important aspects of your work. Equity Residential and AvalonBay will continue to operate as two separate companies until the transaction closes, and we do not expect any prospective changes resulting from the merger to take place until after the closing of the transaction. As with any merger, integration planning will take time, and decisions will be made along the way.

Any future changes will be:

•

Thoughtfully considered

•

Communicated clearly and directly

•

Shared once decisions are made

What does this mean for employees over time?

Bringing our organizations together creates the potential for meaningful benefits for our people over time. This includes more capacity to invest in technology, training, and tools that support the work you do every day, and a stronger, more resilient organization that can continue investing in its people and properties. We expect meaningful operating synergies from combining two highly efficient operations, meaning financial benefits that come from combining two companies into one.

We know you will have questions about changes to your day-to-day responsibilities, reporting structure, compensation, benefits, or layoffs. At this very early stage, we do not have specific answers about how this transaction will impact individual roles. However, as in any transaction like this, there may be overlaps in job functions that may result in the loss of jobs, or job duties may change as we move to a combined organization structure. The full leadership team of the combined company is still being determined, as well as a number of other leaders within the organization. The integration of the Equity Residential and AvalonBay teams will be reviewed and solidified over the coming months in anticipation of the closing of the merger. Until then, it is business as usual, and all of Equity Residential’s policies and practices will continue in the ordinary course. We are committed to being clear about what those opportunities look like as integration planning progresses.

How does this help us build more housing?

The combined company will be one of the most active creators of new rental housing in the country, with thousands of apartment homes currently under construction and a strong development pipeline.

That matters because:

•

The need for more housing is a growing challenge across the country

•

Communities need experienced, responsible developers to help address it

•

Every apartment home built supports jobs, local economies, and public services

By combining, we’ll have more capacity to build more homes in our markets

What does this mean for the communities we serve?

Both companies have long histories as long-term owners, not short-term operators. The combined company will continue:

•

Reinvesting in our properties and neighborhoods

•

Deepen partnerships with local governments and housing organizations

•

Expand efforts in sustainability, affordability, and community engagement

Greater scale gives the organization more ability to show up consistently—for residents, cities, and partners—across markets.

How will residents be informed of the announcement?

An email will go out to all Equity Residential and AvalonBay residents on announcement day, and a toolkit will be shared with community teams to aid expected resident inquiries.

Residents’ lease terms and day-to-day experience are not affected by this announcement.

Who will lead the combined company? Where will our headquarters be?

Ben Schall, AvalonBay’s current CEO, will serve as CEO of the combined company. The combined company will have dual headquarters in Chicago, IL, and Arlington, VA. The Board of Trustees will initially consist of 7 existing directors of AvalonBay and 7 existing trustees of Equity Residential. Steve Sterrett, current lead independent trustee of Equity Residential, will serve as Chairman of the combined company. Additional details related to leadership, governance, and organizational structure will be shared as they are finalized.

In the meantime:

•

Existing leaders continue to run the business

•

Decisions will be communicated directly

• Managers will receive guidance before teams are asked to absorb changes

What will the company be called? The combined company will operate under a new name, which will be announced prior to closing.

What should I say if someone outside the company asks me about the merger?

It’s best to:

•

Direct media or investor inquiries to the appropriate teams

Your manager can help if you’re unsure how to respond.

Where can I ask questions or share concerns?

We want to hear from you. You can:

•

Raise questions with your manager or HR Business Partner

•

Submit questions through the employee feedback form

•

Participate in upcoming town halls and listening sessions

Your feedback matters, and it will help shape how we move forward together.

Thank you for your continued questions, your patience, and your commitment to the residents and communities we serve.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay Communities, Inc. (“AvalonBay”) operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and

AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to Equity Residential’s shareholders and AvalonBay’s stockholders seeking their respective approval of the proposed transaction and other related matters. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY RESIDENTIAL AND AVALONBAY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com.

Participants in the Solicitation

Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above.